UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
  1-31 May 2017

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 02 May 2017	Announcement IR Conference: reaffirms medium term guidance 08 May 2017
Announcement Director/PDMR Shareholding 10 May 2017	Announcement Director/PDMR Shareholding 12 May 2017
Announcement Director/PDMR Shareholding 15 May 2017

Diageo PLC – Total Voting Rights
Dated 02 May 2017

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 28 April 2017 consisted of 2,754,458,542 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 237,171,471 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,517,287,071 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

2 May 2017

Jonathan Guttridge

Company Secretarial Assistant

Diageo plc

Diageo PLC – IR Conference: reaffirms medium term guidance
Dated 08 May 2017

8 May 2017

Diageo reaffirms medium term guidance ahead of Investor Conference in London

Diageo will hold an Investor Conference in London beginning with an evening reception on 8 May 2017, followed by a full day of presentations on 9 May.

Presentations will cover execution of our strategy and our three priority areas of US Spirits, Scotch and India. We will also review the opportunity in Africa, how we are using improved data, insight and measurement to grow our brands, and how our progress on productivity will enable us to reduce costs, enhance margins and increase investment in our brands to deliver stronger more consistent value to shareholders.

Ivan Menezes, Chief Executive will say:

"The year has continued well and our expectation of delivering stronger financial performance this year is unchanged. We remain confident of achieving our medium term objective of consistent mid-single digit organic top line growth and 100bps of organic operating margin in the three years ending fiscal 2019. With the consumer at the heart of the business, improved insight and measurement has supported better brand building and innovation while ensuring we stay ahead of emerging consumer trends. Our everyday focus on efficiency enables us to invest more behind the growth of our brands. I am pleased with the continued progress in more disciplined execution and the improved agility we have across Diageo."

ENDS

Enquiries:

Media relations:	Kirsty King	+44 (0)7855 808 959
	Bianca Agius	+44 (0)7590 811 109
press@diageo.com

Investor relations:	Pier Falcione	+44 (0)7786 031 939
	Rohit Vats	+44 (0)7590 810 110
	Andrew Ryan	+44 (0)7803 854 842
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

●
economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to reduced demand for Diageo's products, reduced consumer spending, negative impacts on Diageo's customer, supplier and financial counterparties or the imposition of import, investment or currency restrictions;
●
the results of the decision in the United Kingdom's referendum on 23 June 2016 to leave the European Union and its stated intention to exit the single market, which may lead to a sustained period of economic and political uncertainty and complexity until the detailed terms of the United Kingdom's exit from the European Union and any successor trading arrangements with other countries are finalised, which may negatively impact economic conditions in Europe more generally and could have an adverse impact on Diageo's business operations and financial performance;
●
changes in consumer preferences and tastes, including as a result of changes in demographic and social trends, public health regulations and travel, vacation or leisure activity patterns, or as a result of contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo's brands;
●
any litigation or other similar proceedings (including with tax, customs and other regulatory authorities), including that directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo's profitability or reputation;
●
the effects of climate change and related regulations and other measures to address climate change, including any resulting impact on the cost and supply of water;
●
changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
●
legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption, advertising and data privacy; changes in tax law (including tax treaties), rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;
●
changes to the international tax environment such as the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures resulting in uncertainty around the application of existing and new tax laws, leading to unexpected tax exposures;
●
the consequences of any failure by Diageo to comply with anti-corruption and other laws and regulations or any failure of Diageo's related internal policies and procedures to comply with applicable law;
●
ability to maintain Diageo's brand image and corporate reputation or to adapt to a changing media environment, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo's reputation and the likelihood that consumers choose products offered by Diageo's competitors;
●
increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors, that could negatively impact Diageo's market share, distribution network, costs or pricing;
●
the effects of Diageo's business strategies, including in relation to expansion in emerging markets and growth of participation in international premium spirits markets, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
●
Diageo's ability to benefit from its strategy, including its ability to expand into new markets, to complete and benefit from existing or future business combinations or other transactions, to implement cost saving and productivity initiatives or to forecast inventory levels successfully;
●
contamination, counterfeiting or other events that could adversely affect the perception of Diageo's brands;
●
increased costs or shortages of talent;
●
disruption to production facilities or business service centres or information systems (including cyber-attack), existing or future;
●
fluctuations in exchange rates and interest rates, which may impact the value of transactions and assets denominated in other currencies, increase the cost of financing or otherwise affect Diageo's financial results;
●
movements in the value of the assets and liabilities related to Diageo's pension funds;
●
renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms or at all when they expire; and
●
failure of Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the 'Risk factors' section in our annual report for the financial year ended 30 June 2016. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2017.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Diageo PLC – Director/PDMR Shareholding
Dated 10 May 2017

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. S MORIARTY 4. J FERRÁN
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	1, 2, & 3: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 4: PURCHASE UNDER ARRANGEMENT WITH COMPANY
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £22.62	7
		2. £22.62	9
		3. £22.62	7
		4. £22.62	366
f)	Aggregated information	N/A
g)	Date of the transaction	10 MAY 2017
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

537577033

Diageo PLC – Director/PDMR Shareholding
Dated 12 May 2017

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	PG SCOTT
b)	Position / status	NON-EXECUTIVE DIRECTOR
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction	Sale of Ordinary Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)No. of Ordinary Shares sold
		£22.83	8,000
d)	Aggregated information	N/A
e)	Date of the transaction	11 MAY 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

537577033

Diageo PLC – Director/PDMR Shareholding
Dated 15 May 2017

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	KA MIKELLS
b)	Position / status	CFO
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
Vesting of Ordinary Shares granted as Restricted Stock Units, being part of and subject to the previously agreed terms of an award made on 9 November 2015 under the 2015 Diageo Buy Out Plan, which was put in place in recognition of the share awards that Ms Mikells forfeited under the terms of her previous employer's long-term incentive plans and sale of some of vested shares to cover tax.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
			No. of Ordinary Shares released	No. of Ordinary Shares sold	Balance of Ordinary Shares retained and beneficially owned
		£22.91	43,868	20,664	23,204
d)	Aggregated information	N/A
e)	Date of the transaction	15 MAY 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

537577033

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 June 2017

By: /s/John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary